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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.       Name and Address of Reporting Person*

Leenhouts,                 Norman                    P.
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(Last)                    (First)                  (Middle)

1230 Fairway 18
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                          (Street)

Macedon,                    New York                 14502
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  (City)                    (State)                   (Zip)
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2.       Issuer Name and Ticker or Trading Symbol

Home Properties of New York, Inc. (HME)
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3.       IRS or Social Security Number of Reporting Person(Voluntary)

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4.       Statement for Month/Year

        August, 2001
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5.       If Amendment, Date of Original (Month/Year)

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6.       Relationship of Reporting Person to Issuer
        (Check all applicable)

( X  )  Director                   (    )  10% Owner
( X  )  Officer (give title below) (    )  Other (specify below)

       Chairman, Co-Chief Executive Officer
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7.       Individual or Joint/Group Filing (Check applicable line)

        (  X  )  Form Filed by One Reporting Person

        (     )  Form Filed by More than One Reporting Person
================================================================

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
================================================================


                                                   4. Securities Acquired
                                                   (A) Or Disposed of (D)
                                                   (Instr. 3, 4 and 5)
                                                   -----------------------           5.               6.       7.
                   2.            3.                Amount       A    Price           Amount of        Owner-    Nature of
                   Transaction     Transaction                  or                   Securities       ship      Indirect
                   Date            Code                         D                    Beneficially     Form      Beneficial
1.Title of                                                                           Owned at         Direct    Ownership
Security                                                                             End of Month     (D) or     (Instr.4)
                   (mm/dd/yy)      (Instr.8)                                         (Instr. 3, 4)    Indirect
                                                                                                      (I)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock         8/8/01             M            5,000       A    $25.1250
  Par Value $.01
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Common Stock,        8/28/01            G            1,000       D                      175,584           D
  Par Value $.01
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Common Stock                                                                                732           I         Spouse (5)
  Par Value $.01
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Common Stock
  Par Value $.01                                                                          2,250           I         (1), (5)
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Common Stock
  Par Value $.01                                                                          7,170           I      Shares in
                                                                                                                 Custodial
                                                                                                                 Accounts for minor
                                                                                                                 Grandchildren (5)
===================================================================================================================================

o If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

               TABLE II - Derivative Securities Beneficially Owned (e.g., puts, call, warrants, options, convertible securities)

================================================================



                                                                                                                 9.      10.    11.
                                                                                                                 Number  Own-  Nat-
                                                                                                          8.      of     er-   ure
                                                                                                          Price  Deri    ship  of
             Conver-                       Number of        6. Date               7. Title                Deri-  va-     Form  Indir
             sion or                       Derivative       Exercisable           and Amonun of           va-    tive    of    ect
             Exercise   3.        4.       Securities       and                   Underlying              tive   Secur   Deri- Bene-
             Price       Trans-    Trans-  Acquired (A)     Expiration Date       Securities              Sec-   ities   va-   fici-
             of          action    action  or Disposed      (Month/Day/Year)      (Instr. 3 and 4)        urity  Benefi- tive  al
1.Title      Deriv-      Date      Code    of (D)           ----------------      ------------------      (Instr cially  Secu- Own-
of           ative       (mm/dd/   (Instr. (Instr.3, 4      Date         Expira-                           5)    owned   rity  ner-
Deriviative  Security    yy)       4)      and 5)           Exer-        tion     Title        Amount or         at End  (D)   ship
Security                                                    cisable      Date                  Number            of      or    (Ins.
(Instr.3)                                  (A)     (D)                                         Shares            Month   (I)   4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Units of
Limited
Partnership    (2)         *         *         *       *         *          *       *            *          *     467    D
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Units of
Limited
Partnership    (2)          *        *         *       *         *          *       *            *          *   4,005    I Leenhouts
                                                                                                                           Ventures
                                                                                                                             (3)
-----------------------------------------------------------------------------------------------------------------------------------
Units of
Limited
Partnership    (2)          *        *         *       *         *          *      *            *           * 214,688   I  Home
                                                                                                                           Leasing
                                                                                                                            (4)
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Units of
Limited
Partnership    (2)          *        *          *      *         *          *     *            *            *  50,000   I  Spouse
                                                                                                                           (5)
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Option to
Purchase
Common Stock  $20.50        *        *          *      *         *          *     *            *            *   1,468   D
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Option to
Purchase
Common Stock  $26.50        *        *          *      *         *          *     *            *            *  15,000   D
-----------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock  $25.1250      8/8/01   M            5,000      8/4/99      8/4/08 Common Stock 5,000             10,000   D
-----------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock  $27.1250      *        *          *      *         *          *     *            *            *  50,000   D
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Option to
Purchase
Common Stock  $31.3750      *        *          *      *         *          *     *            *            *  50,000   D
-----------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase
Common Stock  $30.15     7/31/01     A   V  50,000              (6)      7/31/  Common Stock 50,000           50,000   D
                                                                         2011
-----------------------------------------------------------------------------------------------------------------------------------
Phantom Stock
  Unit        1-for-1       *        *          *      *         *          *     *            *            *  2,086   D
                                                                                                                (7)
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Phantom Stock
  Unit        1-for-1       *        *          *      *         *          *     *            *            *  4,509   D
                                                                                                                 (8)
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Phantom Stock
  Unit        1-for-1       *        *          *      *         *          *     *            *            *  1,356   D
                                                                                                                 (9)
-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

* Previously reported.
1. Shares in accounts for adult relatives with control shared by Reporting Person and adult relatives.
2. Units of Limited Partnership interests in Home Properties of New York, L.P., a New York limited partnership of which the Issuer is the General Partner.
The Reporting Person has the right to redeem the units for cash. The Issuer may elect to acquire the Units to be redeemed for shares of Common Stock, at the rate of one Unit for one share of Common Stock or cash, at the option of the Issuer.
3. Norman Leenhouts is a general partner of Leenhouts Ventures. Represents his proportionate interest in that entity.
4. Norman Leenhouts is a director, shareholder and President of Home Leasing Corporation. Represents his proportionate interest in that entity.
5. The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
6.The option vests in five equal annual installments beginning on July 31, 2002. 7.Includes 372 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of August 28, 2001.
8. Includes 584 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of August 28, 2001.
9. Includes 50 hypothetical shares of Common Stock credited to the Reporting Person's account pursuant to the dividend reinvestment feature of the Deferred Bonus Plan. The information presented is as of August 28, 2001.

/s/ Norman P. Leenhouts             September 7, 2001
-------------------------           ----------
  ** Signature of Reporting Person      Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

         Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101
(b) (4) or Regulation S-T.